NXT NUTRITIONALS HOLDINGS, INC.
933 E. COLUMBUS AVENUE
SUITE C
SPRINGFIELD, MA 01105
(413) 533-9300

February 11, 2011

U.S. Securities & Exchange Commission
Office of Small Business
450 Fifth Street NW
Washington, D.C. 20549

Re:	NXT Nutritionals Holdings, Inc.
File No. 333-171481

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form S-1, File No. 333-171481, to 3:00 P.M. on Monday, February 14, 2011 or as soon as practicable thereafter.

The Company acknowledges that:

▪      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪      the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

   NXT NUTRITIONALS HOLDINGS, INC.

   By: /s/ Francis McCarthy
        Francis McCarthy
        President and Chief Executive Officer